UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

SK Telecom Co., Ltd. (the “Company”) is furnishing this Amendment No. 1 (this “Form 6-K/A”) to the Form 6-K furnished by the Company on June 27, 2025 (the “Form 6-K”) solely to correct typographical errors. Other than the correction of typographical errors, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the Form 6-K in any way or reflect any events that have occurred after the Form 6-K was originally furnished.

Matters Relating to Corporate Sustainability Report of SK Telcom Co., Ltd. (the “Company”)

1. Title of the Report	“SK Telecom Annual Report 2024” (the “Report”)

2. Certifying Institution	British Standards Institution

3. Reporting Standards	The Report was prepared in accordance with the guiding principles of, and includes content as suggested by, the “<IR> Framework,” a standard framework established by the International Integrated Reporting Council. The Report was also prepared in accordance with the comprehensive requirements of the “GRI Standards,” the global standard for sustainability reporting established by the Global Reporting Initiative.

4. Filing Location	The Company’s corporate website (https://www.sktelecom.com/esg/lib/persist.do)

5. Details of the Report

1. Summary

The Report was prepared for the Company’s investors and stakeholders and provides an overview of the Company’s annual performance. The Report covers not only the Company’s financial performance records, but also comprehensive information (i.e., the Company’s “Value Creation Story”) on its future prospects, non-financial performance and underlying value enhancement efforts. The Company’s board of directors approved the Report in June 2025.

2. Reporting Period

The reporting period of the Report is from January 1, 2024 to December 31, 2024. The Report, however, may disclose certain qualitative information up to May 2025. The Report presents quantitative data as of and for the years ended December 31, 2022, 2023 and 2024 in order to facilitate year-over-year trend analysis.

3. Scope of the Report

The geographic boundary of the Report is limited to the Republic of Korea, which is the Company’s principal place of business and where over 99% of its revenue is generated. Unless otherwise indicated in the Report, the data and information presented in the Report generally exclude those of the Company’s overseas branches, subsidiaries and investment companies. Financial data included in the Report are presented on a consolidated basis in accordance with the Korean International Financial Reporting Standards (“K-IFRS”), including K-IFRS No. 16, which has been applied since 2019. Non-financial data on environmental performance and fulfillment of corporate social responsibility are presented on a non-consolidated basis.

In case of any changes in the previously reported data resulting from the spin-off of certain of the Company’s business operations conducted in November 2021, the instance of such changes are separately indicated in the Report. Furthermore, where such changes may significantly affect the decisions of the Company’s stakeholders in consideration of the Company’s financial and operational control and business influence as well as the potential consequences of such changes, relevant data are separately included where indicated.

4. Table of Contents

DO THE GOOD AI

DO AI

-   Business Overview

-   ESG Overview

-   Special Report

THE AI

-   Corporate Governance

-   Ethical Management

-   Compliance

-   AI Governance

-   Information Security

-   Risk Management

GOOD AI

-   Environmental Management

-   Climate Change Response

-   Natural Capital

-   Employees

-   Occupational Safety and Health

-   Human Rights Management

-   Customer-Centric Management

-   Supply Chain Management

-   Local Community

APPENDIX

-   Double Materiality Assessment

-   Stakeholder Engagement

-   Financial Statements

-   Non-financial Statements

-   Index

-   Service Stability Report

-   About This Report

6. Submission Date	June 27, 2025

7. Other Important Matters Relating to an Investment Decision	The English version of the Report is expected to be posted on the Company’s corporate website within July 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: June 30, 2025